News Release
www.srtelecom.com

Source:	MaisonBrison/BarnesMcInerney
SR Telecom	Capital Market Communications
William E. Aziz, Interim President and CEO	Rick Leckner
Tel.: (514) 335-2429 Ext. 4613	Tel.: (514) 731-0000

SR Telecom Finalizes $50 Million Private Placement and Conversion of 10%
Convertible Secured Debentures

Montreal, Quebec, February 2, 2006 -SR Telecom Inc. (TSX: SRX), today announced that it has finalized the private placement of common shares for $50 million and the conversion of certain 10% Secured Convertible Debentures into common shares, as announced on January 24, 2006. As a result of these transactions, the Company issued 333 million common shares and converted approximately $58 million Convertible Debentures into 280 million common shares. There are now, in total, 680 million common shares issued and outstanding. These transactions significantly de-leverage the Company's balance sheet. The proceeds of the private placement will be used to fund the Company’s current working capital requirements.

Also on January 24, 2006, the Company extended the opportunity for a period of approximately fifteen business days to all other holders of Convertible Debentures that are eligible under applicable securities legislation to subscribe to common shares at $0.15 per share, on the condition that they convert their Convertible Debentures. Such additional investments could result in the issuance of up to 41 million additional common shares for additional gross proceeds to the Company of up to $6 million. These transactions, if any, are expected to close on or about February 27, 2006.

About SR Telecom
SR TELECOM designs, builds and deploys versatile, field-proven Broadband Fixed Wireless Access solutions. SR Telecom products are used by large telephone and Internet service providers to supply broadband data and carrier-class voice services to end-users in both urban and remote areas around the globe. With its principal offices in Montreal, Mexico City and Bangkok, SR Telecom products have been deployed in over 110 countries, connecting nearly two million people.

With its widely deployed symmetry WiMAX-ready solution, SR Telecom provides bridge technology to future high-speed solutions for voice, data and entertainment providers.

SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies. For more information, visit www.srtelecom.com.

FORWARD-LOOKING STATEMENTS
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR Telecom and symmetryare trademarks of SR Telecom Inc. All rights reserved 2006. All other trademarks are property of their owners.

SR Telecom Inc., 8150 Trans-Canada Highway, Montreal, Quebec H4S 1M5
Telephone (514) 335-2429 Fax (514) 334-7783